GUARDIAN PHARMACY SERVICES, INC.

300 Galleria Parkway SE, Suite 300

Atlanta, Georgia 30339

May 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Pharmacy Services, Inc.

Registration Statement on Form S-1

File No. 333-287431

Ladies and Gentlemen:

Guardian Pharmacy Services, Inc. (the “Company”) respectfully requests under Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time on May 22, 2025, or as soon thereafter as practicable, or at such later time as the Company or our legal counsel, Jones Day, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Mark L. Hanson of Jones Day by a telephone call to (404) 581-8573.

Please contact Mark L. Hanson, of Jones Day, if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

GUARDIAN PHARMACY SERVICES, INC.

By:	/s/ Fred P. Burke
Name:	Fred P. Burke
Title:	President and Chief Executive Officer